UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 000-29106

GOLDEN OCEAN GROUP LTD.

(Translation of registrant’s name into English)

Par-la-Ville Place

14 Par-la-Ville Road,

Hamilton, HM 08, Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a press release of Golden Ocean Group Ltd. (“Golden Ocean”), dated July 15, 2025, announcing that a special general Meeting of stockholders of Golden Ocean (the “Special General Meeting”) will be held on August 19, 2025 with a record date of July 16, 2025.

Attached hereto as Exhibit 99.2 is a copy of the notice and proxy statement of Golden Ocean for the Special General Meeting to be held on August 19, 2025.

Attached hereto as Exhibit 99.3 is the proxy card of Golden Ocean for the Special General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN OCEAN GROUP LTD.

Date: July 17, 2025	By:	/s/ Peder Simonsen
Name: Peder Simonsen
Title: Principal Executive Officer